Exhibit 99.5

ESSA Pharma Provides Business Update and Announces Financial Results for the First Quarter Ended December 31, 2016

Houston, Texas and Vancouver, Canada, February 13, 2017 - ESSA Pharma Inc. (“ESSA” or the “Company”) (NASDAQ: EPIX, TSX: EPI), a clinical stage pharmaceutical company focused on developing novel therapies for prostate cancer, today reported financial results for the first quarter ended December 31, 2016 and progress on its clinical development program.

“We continue to advance our clinical product candidate, EPI-506, in our Phase 1/2 clinical trial in men with metastatic castrate-resistant prostate cancer. This drug, which we believe works in a novel manner to inhibit androgen-driven pathways in prostate cancer, is being tested initially in men who have progressed after therapy with current generation anti-androgens,” said David R. Parkinson, MD, President and Chief Executive Officer of the Company. “We are encouraged by the fact that the drug continues to be well-tolerated as we move into our higher dose cohorts. We anticipate reporting the clinical results from Phase 1 and initiating Phase 2 at the established dose during the first half of calendar 2017.”

Clinical Development Update

The Company initiated the Phase 1/2 clinical trial of EPI-506 in late 2015. The clinical trial is designed to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics and efficacy of EPI-506 in the treatment of prostate cancer patients who have failed treatments using abiraterone or enzalutamide or both, the current standard-of-care drugs in metastatic castrate-resistant prostate cancer.

The Phase 1 portion of the clinical trial is an open-label, adaptive 3 + 3 design, dose-escalation study. Enrolled patients may be allowed to escalate to a subsequent dose cohort after their initial 12 weeks. In addition to clinical, radiological and biochemical assessments including prostate specific antigen measurements, patients are being characterized biologically with respect to characteristics known to be associated with resistance to currently used anti-androgens. The clinical trial continues to enroll patients in both the United States and Canada. EPI-506 has been well tolerated in the clinical trial with a favorable safety profile to date. Patients are currently being dosed in the sixth cohort of the clinical trial.

ESSA hopes to establish a Phase 2 dose during calendar Q1 2017 and to commence the Phase 2 portion of the clinical trial thereafter, which will be conducted in the United States, Canada, the United Kingdom, and France, in patients with prostate cancer resistant to the newer generation anti-androgens. It is a single-arm, open-label study, with a primary endpoint of number of patients demonstrating a 50% decline in prostate specific antigen (“PSA”), as well as radiographic progression. Additional information about the study can be found at ClinicalTrials.gov.

First Quarter Financial Highlights

Amounts disclosed herein, unless specified otherwise, are expressed in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”). References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

•	Receipt of $10.0 million term loan from Silicon Valley Bank. On November 18, 2016, the Company entered into a term loan agreement with Silicon Valley Bank, pursuant to which the Company has drawn down $8.0 million, with an option for an additional $2.0 million by April 30, 2017, conditional on positive data from the ongoing Phase 1 clinical trial and receipt of the remaining balance of the grant from the Cancer Prevention and Research Institute of Texas (CPRIT).

•	Receipt of $4.0 million from CPRIT. The Company has received $4.0 million from CPRIT on a reimbursement basis for expenditures incurred during the current and prior financial periods. Under ESSA’s agreement with CPRIT, a total of $12.0 million of grant funding (repayable out of potential product revenues) will be made available to the Company, of which $6.6 million had previously been received by the Company.

Summary Financial Results

•	Net Income (Loss). ESSA recorded a net income of $1.46 million ($0.05 per common share) for the three months ended December 31, 2016, reflecting the receipt of the $4.0 million CPRIT grant monies, compared to a net loss of $4.0 million ($0.18 loss per common share) for the three months ended December 31, 2015.

•	Research and Development (“R&D”) expenditures. R&D expenditures for the three months ended December 31, 2016 were a net recovery of $0.91 million, net of $4.0 million grants from CPRIT ($3.1 million gross), compared to $3.2 million, for the three months ended December, 2015. R&D expenditures for the first quarter ended December 31, 2016 were primarily related to manufacturing and clinical costs as the Company continues its clinical development of EPI-506. In the comparative quarter ended December 31, 2015, R&D costs were related to preparation for the commencement of the Phase 1/2 clinical trial, site initiation and enrollment of the first patient in November 2015.

•	General and administration (“G&A”) expenditures. G&A expenditures for the three months ended December 31, 2016 were $1.37 million compared to $1.23 million for the three months ended December 31, 2015. The increase was primarily due to increased activity of the Company as a public corporate entity, and additional G&A expenditures to support the clinical development of EPI-506.

Liquidity and Outstanding Share Capital

Working capital as at December 31, 2016 was $14.1 million. In November 2016, the Company secured a $10.0 million term loan (see news release dated November 21, 2016) from the Silicon Valley Bank. In January 2017, the Company also received $4.0 million in funding from CPRIT, which has been recognized as a receivable at December 31, 2016. Management believes, assuming completion of the Phase 1 clinical trial in the first quarter of calendar 2017, that the term loan from the Silicon Valley Bank, together with the Company’s existing capital, will provide the Company with sufficient funds to (i) complete EPI-506’s Phase 1 clinical trial, (ii) trigger the remaining $1.4 million grant under the CPRIT program and (iii) commence EPI-506’s Phase 2 portion of the clinical trial.  The Phase 1 portion is anticipated to complete in the first quarter of calendar 2017, depending on the enrollment rate and number of dose escalation steps. Management continues to consider sources of additional financing which would assure continuation of the Company’s operations and research programs.

As of December 31, 2016, the Company had 29,096,889 common shares issued and outstanding, 4,062,519 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$2.76 per common share, and 7,249,073 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.25 per common share.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA Pharma is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the AR signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the Phase 1 clinical trial, including the drug exposures of the current dosing cohort, potential dose escalation in patients, the anticipated results and the completion thereof, the Phase 2 clinical trial, including details and anticipated timing thereof, and the expected location and number of Phase 2 clinical trial centres, the sufficiency of ESSA’s funds to execute the Phase 1 portion of the Phase 1/2 clinical trial and possible future financings by ESSA.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the accuracy of ESSA’s financial projections, the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected, obtaining positive results of the clinical trials, obtaining regulatory approvals, and general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 14, 2016 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable securities law. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited (Amounts in thousands of United States dollars)

	December 31, 2016	September 30, 2016

Cash	$10,859	$8,985
Prepaid and other assets	5,122	1,417

Total assets	$15,981	$10,402

Current liabilities	1,482	3,630
Long-term debt	7,714	–
Derivative liability	5,315	7,309
Shareholders' equity (deficiency)	1,470	(537)

Total liabilities and shareholders’ equity (deficiency)	$15,981	$10,402

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Amounts in thousands of United States dollars, except share and per share data

	Three months ended December 31, 2016	Three months ended December 31, 2015

OPERATING EXPENSES
Research and development	$(908)	$3,201
Financing costs	93	28
General and administration	1,369	1,227

Total operating expenses	(554)	(4,456)

Gain (loss) on derivative liability	1,994	383
Other items	6	94

Net income (loss) for the period before taxes	1446	(3,979)
Income tax recovery (expense)	18	(6)
Net income (loss) for the period	$1,464	$(3,985)

Basic earnings (loss) per common share	$0.05	$(0.18)
Diluted earnings (loss) per common share	$0.05	$(0.18)

Weighted average number of common shares outstanding - basic	29,096,889	22,629,878
Weighted average number of common shares outstanding - diluted	31,852,690	22,629,878